                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-
             1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                                (AMENDMENT NO. 2)

                           AMERUS LIFE HOLDINGS, INC.
                                (NAME OF ISSUER)


                        7.00% ADJUSTABLE CONVERSION-RATE
                              EQUITY SECURITY UNITS
                         (TITLE OF CLASS OF SECURITIES)

                                    030734206
                                 (CUSIP NUMBER)

                            JOSEPH K. HAGGERTY, ESQ.
                                 GENERAL COUNSEL
                           AMERUS LIFE HOLDINGS, INC.
                                699 WALNUT STREET
                             DES MOINES, IOWA 50309
                                 (515) 362-3600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)
                               (Page 1 of 8 Pages)

CUSIP NO. 030732                     13D                    PAGE 2 OF 8 PAGES
----------------                                            -----------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               AmerUs Group Co.
               42-1459713

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* [ ] (a) [ ] (b)

     3    SEC USE ONLY

     4    SOURCES OF FUNDS*
          N/A

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                              7    SOLE VOTING POWER             N/A
          NUMBER OF
           SHARES             8    SHARED VOTING POWER           N/A
        BENEFICIALLY
        OWNED BY EACH         9    SOLE DISPOSITIVE POWER        -0-
          REPORTING
         PERSON WITH          10   SHARED DISPOSITIVE POWER      -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

     14   TYPE OF REPORTING PERSON*    HC, CO


*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 030732                     13D                    PAGE 3 OF 8 PAGES
----------------                                            -----------------

     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               American Mutual Holding Company
               42-1458424

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP* [ ] (a) [ ] (b)

     3    SEC USE ONLY

     4    SOURCES OF FUNDS*
          N/A

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION      Iowa

                              7    SOLE VOTING POWER             N/A
          NUMBER OF
           SHARES             8    SHARED VOTING POWER           N/A
        BENEFICIALLY
        OWNED BY EACH         9    SOLE DISPOSITIVE POWER        -0-
          REPORTING
         PERSON WITH          10   SHARED DISPOSITIVE POWER      -0-

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

     14   TYPE OF REPORTING PERSON*    HC, CO


*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

          This Amendment No. 2 amends the Statement on Schedule 13D (the "Statement") filed with the Securities and Exchange Commission filed with the Commission on December 4, 1998, as amended on December 22, 1998, on behalf of American Mutual Holding Company, an Iowa mutual insurance holding company ("AMHC"), and AmerUs Group Co., an Iowa corporation and a wholly owned subsidiary of AMHC ("AmerUs Group") with respect to the 7.00% Adjustable Conversion-Rate Equity Security Units (the "ACES"), of AmerUs Life Holdings, Inc., an Iowa corporation ("Issuer" or "AmerUs"). The address of the principal executive offices of the Issuer is 699 Walnut Street, Des Moines, Iowa. The filing of this form does not constitute an admission that the ACES constitute a derivative of an equity security.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is hereby amended and supplemented as follows:

               (a)  Item 5(a) is hereby amended and supplemented as follows:

          As of the date hereof, AmerUs Group and AMHC do not beneficially own any ACES.

               (b)  Item 5(b) is hereby amended and supplemented as follows:

          As of the date hereof, there are no ACES with respect to which AmerUs Group or AMHC has sole or shared power to dispose or vote or to direct the disposition or vote.

               (c)  Item 5(c) is hereby amended and supplemented as follows:

          On December 31, 1998, AmerUs Group sold 451,000 ACES to AmerUs in a private sale for an aggregate of $10,324,352.50, representing a per ACE price of $22.89. On December 17, 1998, Thomas F. Gaffney, Managing Director of Raymond James Capital, Inc. and a director of AmerUs, AmerUs Group and AMHC, purchased 1,000 ACES in an open market transaction at a per ACE price of $22.00 (excluding commission). Except as disclosed pursuant to this Item 5, there have been no transactions in the ACES that were effected during the past sixty days by AMHC, AmerUs Group or, to the knowledge of AMHC or AmerUs Group, any of their respective officers or directors.

               (d)  Not applicable.

               (e)  December 31, 1998.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             January 6, 1999
                                             -----------------------------------
                                             DATE


                                                 /s/   Michael G. Fraizer
                                             -----------------------------------
                                             NAME:     MICHAEL G. FRAIZER
                                             TITLE:    SENIOR VICE PRESIDENT AND
                                                       CHIEF FINANCIAL OFFICER


                                             AMERUS GROUP CO.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             January 6, 1999
                                             -----------------------------------
                                             DATE


                                                 /s/   Michael G. Fraizer
                                             -----------------------------------
                                             NAME:     MICHAEL G. FRAIZER
                                             TITLE:    SENIOR VICE PRESIDENT AND
                                                       CHIEF FINANCIAL OFFICER


                                             AMERICAN MUTUAL HOLDING COMPANY

                                   SCHEDULE 1

 DIRECTORS AND EXECUTIVE OFFICERS OF AMERICAN MUTUAL HOLDING COMPANY AND AMERUS
                                    GROUP CO.

          The name, business address, principal occupation or employment of, and, to the knowledge of AMHC and AmerUs Group, the number of ACES beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) by each of the directors and executive officers of AMHC and AmerUs Group is set forth below. Each individual is a citizen of the United States.

NAME                               PRINCIPAL OCCUPATION OR                 NUMBER OF ACES
BUSINESS ADDRESS                   EMPLOYMENT                              BENEFICIALLY OWNED

Roger K. Brooks *                  Chairman, President and Chief           0
699 Walnut Street                  Executive Officer of AmerUs,
Des Moines, Iowa                   AmerUs Group and AMHC

Victor N. Daley                    Senior Vice President, Chief            0
699 Walnut Street                  Administration & Human
Des Moines, Iowa                   Resources Officer of AmerUs,
                                   AmerUs Group and AMHC

Michael G. Fraizer                 Senior Vice President and Chief         0
699 Walnut Street                  Financial Officer of AmerUs,
Des Moines, Iowa                   AmerUs Group and AMHC

Thomas C. Godlasky                 Executive Vice President and            0
699 Walnut Street                  Chief Investment Officer of
Des Moines, Iowa                   AmerUs, AmerUs Group and
                                   AMHC

Marcia S. Hanson                   Executive Vice President of             0
699 Walnut Street                  AmerUs and AmerUs Group
Des Moines, Iowa

Sam C. Kalainov *                  Chairman-Emeritus of AmerUs             0
699 Walnut Street                  Group and AMHC
Des Moines, Iowa

John R. Albers *                   President and Chief Executive           0
9400 North Central Expressway      Officer of Fairfield Enterprises,
Suite 1250                         Inc.
Dallas, Texas 75231


                                  Page 7 of 8

Wesley H. Boldt **                 President of Quality Life               0
4401 Westown Parkway               Corporation
Suite 305
West Des Moines, Iowa 50266

Joseph A. Borgen **                President of Des Moines Area            0
2006 South Ankeny Blvd.            Community College
Ankeny, Iowa  50021

Malcolm Candlish *                 Retired (Former Chairman of             0
465 Wells Way                      First Alert, Inc.)
Osprey, Florida  34229

Thomas F. Gaffney *                Managing Director of Raymond            8,000
880 Carillon Parkway               James Capital, Inc.
St. Petersburg, Florida 33716

John W. Norris, Jr. *              Chairman and Chief Executive            0
P.O. Box 799900                    Officer of Lennox International,
Dallas, Texas 75379                Inc.

Jack C. Pester *                   Senior Vice President of the            0
Nine Greenway Plaza                Coastal Corporation
Houston, Texas 77046

* Each of the indicated individuals serves as a director of AmerUs, AmerUs Group and AMHC.

** Each of the indicated individuals serves as a director of AmerUs Group and AMHC.


                                  Page 8 of 8